EXHIBIT 21
LIST OF SUBSIDIARIES OF THE CORPORATION
Direct Subsidiary: First Columbia Bank & Trust Co., chartered under the laws of the Commonwealth of Pennsylvania.
Direct (50 percent Owned)
Subsidiary: Neighborhood Group, Inc., incorporated under the laws of the Commonwealth of Pennsylvania.
Direct Subsidiary: Columbia Financial Statutory Trust I, incorporated under the laws of the Commonwealth of Pennsylvania.

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